UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

Date of Report: July 14, 2009


Cavit Sciences, Inc.
(Exact name of small business issuer as specified in its charter)

Commission File Number: 000-52263

Florida
(State of incorporation)                                 03-058693
(IRS Employer ID Number)

27 1st Avenue, Patterson, NJ. 07514
(Address of principal executive offices)

(973)-278-7327
(Issuer's telephone number)



Dear Sirs/Madams,

Cavit Sciences understands the 8-K was not filed within 4 business days of the date of the dismissal of our former auditors, and we understand that this delinquency may impact our eligibility requirements for filing on Form S-3. We also understand we are responsible for the adequacy and accuracy of the disclosure in the filing. Our staff comments or changes to disclosure in response to staff comments does not foreclose the Commission from taking any action to the filing, and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the securities laws of the United States.



Cavit Sciences

 /s/ Maggie Smyth      Dated July 14, 2009
Chief Executive Officer